THOMPSON & KNIGHT LLP

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January 29, 2013

Via EDGAR Transmission, FedEx and Email Transmittal

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Fiscal Quarter ended September 30, 2012

Filed November 9, 2012

Form 8-K filed November 13, 2012

File No. 1-33610

Dear Mr. Hiller:

On behalf of Rex Energy Corporation (the “Company”), we have the following response to the follow-up comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Form 8-K filed on November 13, 2012. The Staff’s comment was provided to the Company in a letter dated January 17, 2013 to Michael L. Hodges. Our response is based upon information provided to us by or on behalf of the Company. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.

Form 8-K filed November 13, 2012

1.

We have read your response to prior comment 4 and understand that you have not complied with Regulation G because you believe there is no directly comparable GAAP measure to which you could reconcile your various measures of finding and development costs per one thousand cubic feet of natural gas equivalent. If you present such measures in the future, we will not object provided you also include a tabular presentation of the various figures utilized in the calculations made to determine the measures. It would also be helpful to include, in your

Mr. Karl Hiller

Securities and Exchange Commission

January 29, 2013

annual report, reconciliations of the capital deployed to Total Costs Incurred, which currently appears on page 114 of your Form 10-K.

With regard to your interim non-GAAP PV 10 measure, if you report similar measures in the future and are unable to reconcile to a standardized measure of discounted future net cash flows relating to proved oil and gas reserves as of the same date (because you are unable to calculate future income tax expense), then you should also present the comparable non-GAAP measure as of the end of your most recently completed fiscal year, reconciled to the GAAP-based standardized measure, also reconciled to your interim non-GAAP PV 10 measure.

Under these circumstances, you should identify all material changes other than future income tax, consistent with the categories set forth in FASB ASC 932-235-50-35; and ensure that any change in your estimates of oil and gas reserves underlying your reconciling adjustments have been prepared in accordance with the reserve definitions in Rule 4-10(a) of Regulation S-X. You should include representation to this effect with any such non-GAAP presentations.

Response:	The Company notes the Staff’s comments with respect to its presentation of finding and development costs and interim PV-10 calculations. In future filings, if the Company presents measures such as finding and development costs per one thousand cubic feet of natural gas equivalent, the Company will also include a tabular presentation of the various figures utilized in the calculations made to determine the measure. Additionally, beginning with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”), the Company will include reconciliations of the capital deployed to Total Costs Incurred.

In future filings, if the Company reports interim non-GAAP PV-10 measures and is unable to reconcile to a GAAP-based measure, the Company will present the comparable non-GAAP measure as of the end of its most recently completed fiscal year, together with a reconciliation to the GAAP-based standardized measure, and will also include a reconciliation of the interim non-GAAP PV-10 measure to the year-end GAAP-based standardized measure. Any such reconciliation will include the identification of all material changes other than future income tax, consistent with the categories set forth in FASB ASC 932-235-50-35. Additionally, any change in the Company’s estimates of oil and gas reserves underlying its reconciling adjustments shall be prepared in accordance with the reserve definitions in Rule 4-10(a) of Regulation

Mr. Karl Hiller

Securities and Exchange Commission

January 29, 2013

S-X, and the Company will include a representation to that effect with any such non-GAAP presentations.

Closing

In addition, pursuant to the Staff’s letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1324.

Sincerely,

/s/ Wesley P. Williams
Wesley P. Williams

cc:	Michael Fay, Staff Accountant
Michael L. Hodges, Chief Financial Officer
Jennifer McDonough, Vice President, General Counsel and Secretary